UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                        (Amendment No._6_)


                       Response Genetics, Inc.

                         (Name of Issuer)

                    Common Stock, .01 Par Value
                   (Title of Class of Securities)


                              761230105
                             (CUSIP Number)
                              		with a copy to:
Austin W. Marxe		                  Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		 Lowenstein Sandler PC
New York, New York 10022		       65 Livingston Avenue
                                         Roseland, N.J. 07068
                                         (973) 597-2424
           (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           March 29, 2010
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.__

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 761230105
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of                 7.Sole Voting Power: 0*
	Shares Beneficially       8.Shared Voting Power:  3,350,174*
	Owned by Each
	Reporting Person with     9.Sole Dispositive Power: 0*
	                          10.	Shared Dispositive Power:
3,350,174*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  3,350,174 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  18.3% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe ( Marxe ) and David M. Greenhouse ( Greenhouse ). Marxe and Greenhouse share sole voting and investment power over 1,158,651 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 1,065,351 shares of Common Stock owned by Special Situations Fund III QP, L.P., and 1,126,172 shares of Common Stock owned by Special Situations Life Sciences Fund, L.P. See Items 2 and 5 of this Schedule 13D, as amended, for additional information.







Item 1.	Security and Issuer.
	This schedule relates to the common stock of Response
Genetics, Inc. (the Issuer ). The Issuer s principal executive officers are located at 1640 Marengo Street, Los Angeles, CA 90033.

Item 2.	Identity and Background.
		The persons filing this report are Austin W. Marxe ( Marxe ) and David M. Greenhouse ( Greenhouse ), who are the controlling principals of AWM Investment Company, Inc. ( AWM ), the general partner of and investment adviser to Special Situations Cayman Fund, L.P.
( Cayman ). AWM serves as the general partner of MGP Advisers Limited Partnership ( MGP ), the general partner of Special Situations Fund III
QP, L.P. ( SSFQP ).  Marxe and Greenhouse are also members of LS
Advisers, L.L.C. ( LS ), the general partner of Special Situations Life Sciences Fund, L.P. ( SSLS ). AWM also serves as the investment adviser to SSFQP and SSLS. (SSFQP, Cayman, and SSLS will hereafter be referred to as, the Funds ).

	The principal office and business address of the Reporting Persons is 527 Madison Avenue, Suite 2600, New York, NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

AWM believes that the securities referred to in this Schedule are undervalued and that the Issuer has underperformed and has not provided sufficient value to its shareholders. AWM is considering any and all action appropriate to realize the value it believes is inherent in the securities. On March 15, 2010, the Funds informed the Issuer of their intention to nominate nine directors to the Issuer s Board of Directors at the Issuer s 2010 Annual Meeting. The nine nominees are Tom R. DeMeester, Mr. Greenhouse, Raj Maheshwari, Robert J. Majteles, Mr. Marxe, David B. Sable, M.D. (Sable), Michael J. Tillman, Richard van den Broek and David M. Wurzer. As disclosed in Item 2, Messrs. Marxe and Greenhouse are the controlling principals of AWM and LS. Additionally, Dr. Sable is the Portfolio Manager of the Special Situations Life Sciences Fund, L.P. Depending upon AWM s view of the Issuer s business and financial prospects and general market conditions, the Funds may purchase additional shares of Common Stock or dispose of shares of Common Stock at any time or from time to time.

On March 29, 2010, the Funds filed a preliminary proxy statement on
Schedule 14A with the Securities and Exchange Commission, in connection with the Funds solicitation of proxies in support of the previously disclosed nominees.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 1,158,651 shares of common stock or 6.3% of the shares outstanding. SSFQP owns 1,065,351 shares of common stock or 5.8% of the shares outstanding. SSLS owns 1,126,172 shares of common stock or 6.2% of the shares outstanding. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of common stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,350,174 shares of common stock or 18.3% of the outstanding shares.

		There were no transactions during the sixty days preceding the date of the event that requires the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		No other contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity named in item 2 hereof.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.

                                Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 29, 2010


	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                       JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D amendment number 6, to which this agreement is attached is filed on behalf of each of them.







/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






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